Joe Laxague Partner jlaxague@cronelawgroup.com

Mason Allen Of Counsel mallen@cronelawgroup.com

VIA EDGAR

December 14, 2023

U.S. SECURITIES AND EXCHANGE COMMISSION

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, N.E.

Washington, DC 20549

Attn:	Conlon Danberg
Margaret Schwartz

Re:	Oriental Rise Holdings Limited
Amendment No. 1 to Registration Statement on Form F-1
Filed November 14, 2023
File No. 333-274976

Dear Mr. Danberg and Ms. Schwartz

On behalf of Oriental Rise Holdings Limited, a Cayman Islands corporation (the “Company”), we write in response to comments by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter dated December 1, 2023, with reference to Amendment No. 1 to the Company’s Registration Statement on Form F-1 filed with the Commission on November 14, 2023, (the “Registration Statement”). We also simultaneously file with the Commission an amended Registration Statement on Form F-1 in response to such comments.

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company.

Amendment No. 1 to Registration Statement on Form F-1, filed November 14, 2023

Cover Page

1. We note your response to previous comment 1. Given that the securities offered in your primary and resale offerings are being offered pursuant to two different plans of distribution and at different pricing please tell us why you are including the resale offering in the same prospectus as your underwritten primary offering rather that as two, separate prospectuses within the same registration statement. Please also advise us as to how you will inform investors whether they will be investing in the primary offering by the company, in which case the company would receive the proceeds, or in the resale offering.

Response: In response this comment, the Company has amended the Registration Statement to present a separate prospectus for the selling shareholder offering immediately following the primary prospectus, with alternate pages presented for the selling shareholder offering as applicable.

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

December 14, 2023

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Selling Shareholders

Plan of Distribution, page 65

2. We note your response to previous comment 9, which we reissue. Please revise to fix an initial price for the resale offering until your ordinary shares are listed on the Nasdaq Capital Market and there is an established market for these resale shares. Refer to Item 501(b)(3) of Regulation S-K. We also note in your response that you state that “any and all shares sold in the resale offering will be sold on a national securities exchange.” We note your disclosure here that sales by the Selling Shareholders may be effected in transactions “in the over-the-counter market” and “in transactions otherwise than on these exchanges or systems or in the over-the-counter market.” Please reconcile these two statements.

Response: In response this comment, the Company has amended the Registration Statement to designate a fixed price of $4.00 per share for the selling shareholder offering sales, if any, occurring prior to listing of the Company’s ordinary shares on the Nasdaq Capital Market. In addition, references to sales in the over-the-counter market have been deleted.

Item 8. Exhibits and Financial Statement Schedules, page II-2

3. We note that the opinion of Jingtian & Gongcheng, your PRC legal counsel, filed as Exhibit 8.1 is undated and unsigned. Please revise to include a signed and dated copy of the legal opinion. Additionally, your disclosure on page 119 states: “Our PRC counsel has also informed us that, in their opinion, the Zherong County Immovable Property Registration Centre will accept our application upon our submission of the Title Investigation Report and any other documents required for the registration.” This opinion does not appear to be covered in the opinion filed as Exhibit 8.1, please have counsel revise the opinion accordingly.

Response: In response to this comment, an updated opinion from Jingtian & Gongcheng has been filed as Exhibit 8.1. The updated opinion is signed and dated. In addition, the updated opinion addresses the item described in this comment under opinionn6(iii)(c) on page 6.

4. Please have counsel remove assumption 2.9 and from the legality opinion filed as Exhibit 5.1. Refer to Section II.B.3.a of Staff Legal Bulletin No. 19.

Response: In response to this comment, an updated opinion from Conyers has been filed as Exhibit 5.1. The updated opinion has reworded assumption 2.9 so that the opinion no longer assumes that the Company has sufficient authorized shares. As reworded, assumption 2.9 assumes that the Company’s number of authorized and unissued ordinary shares will not be changed following the date of the opinion.

5. Please file consents of your Cayman Islands legal counsel and your PRC legal counsel, similar to how you filed the consents for PKF and CIC. Although the consent is not filed as a separate document, you may list it, then refer to its location in the opinions filed as Exhibits 5.1 and 8.1. See Item 601(b)(23) of Regulation S-K.

Response: In response this comment, the Company has amended the Registration Statement to include new Exhibits 23.3 and 23.4 in the Exhibit table, indicating that the consents of the Company’s Cayman Islands counsel and PRC counsel are included in Exhibits 5.1 and 8.1, respectively.

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

December 14, 2023

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General

6. We note your response to previous comment 8 and reissue the comment in part. We note the revised disclosure appearing on the cover page, Summary and Risk Factor sections relating to legal and operational risks associated with operating in China and PRC regulations. It is still unclear to us that there have been changes in the regulatory environment in the PRC since the amendment that was filed on July 7, 2023, warranting revised disclosure to mitigate the challenges you face and related disclosures. The Sample Letters to China-Based Companies sought specific disclosure relating to the risk that the PRC government may intervene in or influence your operations at any time, or may exert control over operations of your business, which could result in a material change in your operations and/or the value of the securities you are registering for sale. We remind you that, pursuant to federal securities rules, the term “control” (including the terms “controlling,” “controlled by,” and “under common control with”) as defined in Securities Act Rule 405 means “the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.” The Sample Letters also sought specific disclosures relating to uncertainties regarding the enforcement of laws and that the rules and regulations in China can change quickly with little advance notice. We do not believe that your revised disclosure conveys the same risk. Please restore your disclosures in these areas to the disclosures as they existed in the registration statement as of July 7, 2023. As examples, and without limitation, we note that your revised disclosure in the latest amendment still includes the addition of an “in accordance with applicable laws and regulations” qualifier with respect to disclosure related to China-Based Companies, and still does not address the following points:

●	In the Significant Risk Factor Summary section and the Risk Factor section, disclosure noting that the Chinese government may exercise significant oversight and discretion over the conduct of your business and may intervene in or influence your operations at any time;

●	In the Risk Factor section, disclosure referring to “control of foreign exchange” and “government control,” instead of the current disclosure noting “foreign exchange management” and “government management;” and

●	In the Risk Factor section, disclosure noting the “lack of sufficient transparency” in the regulatory process.

Response: In response this comment: (1) With respect to the first bullet point in the comment, the Company respectfully notes that this language is already included in the Significant Risk Factor Summary at page 10, on page 14, in the Risk Factors section at page 42, and in the Risk Factors section at page 44. In some of these cases, the modifier “significant” was not used and has been added where appropriate to the amended Registration Statement. (2) With regard to the second bullet point in the comment, the phrase “foreign exchange control” has been substituted for “foreign exchange management” on page 43 and page 44, and the phrase “government control” has been substituted for “government management” on page 43. (3) With regard to the third bullet point in the comment, specific reference to “a lack of sufficient transparency in the regulatory process” has been added to the Risk Factor section on page 43. In addition, the “in accordance with applicable laws and regulations” qualifier has been removed.

7. We note your response to previous comment 10. Please revise to highlight the risks related to potential price volatility/depreciation for investors in the primary offering as a result of the resale being at potentially at different pricing than the primary offering after the initial fixed price.

Response: In response this comment, the Company has amended the Registration Statement to make the relevant risk factor on page 57 clearer and more explicit regarding the risks described in this comment.

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

December 14, 2023

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We thank the Staff for its review of the Registration Statement and this correspondence. Please feel free to contact me should you require additional information at (775) 234-5221 or jlaxague@cronelawgroup.com.

Sincerely yours,

THE CRONE LAW GROUP P.C.

/s/ Joe Laxague
Joe Laxague

cc:	Dezhi Liu
Chief Executive Officer
Oriental Rise Holdings Limited